ENTERRA ENERGY TRUST

MANAGEMENT’S REPORT

The consolidated financial statements of Enterra Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada.  In preparing the consolidated financial statements, management has made estimates because of precise determination of certain assets and liabilities are dependent on future events.  The financial and operating information presented in the reporting is consistent with that show in the consolidated financial statements. The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors.

Management of Enterra Energy Trust is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust.  Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, we have concluded that as of December 31, 2009, our internal control over financial reporting is effective. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2009, has been audited by KPMG LLP, the Trust’s Independent Registered Chartered Accountants, who also audited the Trust’s consolidated financial statements for the year ended December 31, 2009.

The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee.  The Audit Committee is composed entirely of independent directors.  The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence and approves their fees.  The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each partly is properly discharging its responsibilities.  The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings

Signed “Don Klapko”                                                                           Signed “Blaine Boerchers”

President and Chief Executive Officer           Chief Financial Officer
March 25, 2010                                                                       March 25, 2010

ENTERRA ENERGY TRUST

AUDITORS’ REPORT

To the Unitholders of Enterra Energy Trust

We have audited the consolidated balance sheets of Enterra Energy Trust ("the Trust") as at December 31, 2009 and 2008 and the consolidated statements of income (loss) and comprehensive income (loss), deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the Trust's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2010 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 25, 2010

ENTERRA ENERGY TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Enterra Energy Corp., as Administrator of Enterra Energy Trust and the Unitholders of Enterra Energy Trust

We have audited Enterra Energy Trust’s ("the Trust") internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Unitholders.  Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements of the Trust in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our report dated March 25, 2010, expressed an unqualified opinion on those consolidated financial statements.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 25, 2010

ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

As at December 31 (in thousands of Canadian dollars)	2009	2008

Assets
Current assets
Cash and cash equivalents	19,680	13,638
Accounts receivable (note 12)	23,677	35,359
Prepaid expenses, deposits and other	1,998	1,959
Current portion of long-term receivables (note 4)	11,196	10,760
Commodity contracts (note 12)	993	14,338
	57,544	76,054
Long-term receivables (note 4)	5,491	19,310
Property, plant and equipment (note 5)	399,237	491,654
	462,272	587,018

Liabilities
Current liabilities
Current portion of long-term debt (note 6)	-	95,466
Accounts payable and accrued liabilities	27,997	37,949
Commodity contracts (note 12)	755	-
Future income tax liability (note 9)	69	4,187
	28,821	137,602
Long-term debt (note 6)	70,000	-
Convertible debentures (note 7)	114,863	113,420
Asset retirement obligations (note 8)	21,055	22,151
Future income tax liability (note 9)	8,487	19,429
	243,226	292,602

Unitholders’ equity (note 10)
Unitholders’ capital	674,106	669,667
Equity component of convertible debentures (note 7)	3,951	3,977
Contributed surplus	11,064	8,620

Accumulated other comprehensive income (loss) (note 11)	(22,474)	18,471
Deficit	(447,601)	(406,319)
	(470,075)	(387,848)
	219,046	294,416

	462,272	587,018
Commitments and contingencies (notes 14 and 15)
Subsequent events (note 19)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Signed “Peter Carpenter”  Signed “Victor Dusik”
Director                                                      Director

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the year ended December 31 (in thousands of Canadian dollars except per unit amounts)	2009	2008
Revenues
Oil and natural gas	126,828	275,497
Royalties	(26,570)	(58,350)
	100,258	217,147
Expenses
Production	39,659	55,123
Transportation	2,519	3,215
General and administrative	15,707	15,858
Provision (recovery) for receivables (note 12)	(2,110)	8,522
Interest expense (note 13)	11,461	17,466
Unit-based compensation expense (note 10)	3,580	4,415
Depletion, depreciation and accretion (notes 5 and 8)	86,877	99,377
Foreign exchange loss	1,441	1,279
	159,134	205,255
Income (loss) before income taxes	(58,876)	11,892

Income taxes
Current	-	344
Future taxes (reduction) (note 9)	(17,594)	4,487
	(17,594)	4,831

Net income (loss)	(41,282)	7,061

Other comprehensive income (loss)
Foreign currency translation adjustment (note 11)	(40,945)	63,449
Comprehensive income (loss)	(82,227)	70,510

Net income (loss) per trust unit (note 10) – Basic	(0.65)	0.11
– Diluted	(0.65)	0.11

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars)

Deficit, beginning of year	(406,319)	(413,380)
Net income (loss)	(41,282)	7,061
Deficit, end of year	(447,601)	(406,319)
 See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (in thousands of Canadian dollars)	2009	2008
Cash provided by (used in):
Operating
Net income (loss)	(41,282)	7,061
Depletion, depreciation and accretion (notes 5 and 8)	86,877	99,377
Future income tax (reduction) (note 9)	(17,594)	4,487
Amortization of financing charges	-	548
Commodity contracts loss (gain) (note 12)	14,127	(20,072)
Foreign exchange loss	1,159	1,279
Unit-based compensation (note 10)	3,580	4,415
Non-cash interest expense on convertible debentures	1,888	1,728
Cash paid on asset retirement obligations (note 8)	(2,533)	(1,771)
	46,222	97,052
Changes in non-cash working capital items (note 16)	5,248	(5,492)
	51,470	91,560
Financing
Repayment of long-term debt (note 6)	(25,466)	(76,487)
Repayment of notes, net	-	(742)
Redemption of convertible debentures (note 7)	(147)	-
Issue of trust units, net of issuance costs	-	(97)
	(25,613)	(77,326)
Investing
Property, plant and equipment additions	(22,206)	(32,891)
Capital expenditure to be recovered (note 4)	(1,744)	(19,976)
Long-term receivable (note 4)	11,004	5,049
Proceeds on disposal of property, plant and equipment	-	39,553
Changes in non-cash working capital items (note 16)	(5,345)	4,465
	(18,291)	(3,800)
Foreign exchange on financial balances	(1,524)	(350)
Change in cash and cash equivalents	6,042	10,084
Cash and cash equivalents, beginning of year	13,638	3,554
Cash and cash equivalents, end of year	19,680	13,638
 See accompanying notes to the consolidated financial statements.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of presentation

Enterra Energy Trust (the “Trust” or “Enterra”) was established in November 2003.  Enterra is an open-end unincorporated investment trust governed by the laws of the province of Alberta and created pursuant to a trust indenture (the “Trust Indenture”).  The purpose of the Trust is to indirectly hold interests in petroleum and natural gas properties, through notes from, and investments in securities of its subsidiaries.  The beneficiaries of the Trust are the holders of trust units issued by the Trust (the “unitholders”).

These consolidated financial statements include the accounts of the Trust and its subsidiaries (collectively the “Trust” or “Enterra” for purposes of the following notes to the consolidated financial statements).  All inter-company accounts and transactions have been eliminated.

2.	Significant accounting policies

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).  The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements, and together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)	Basis of accounting

Substantially all exploration, development and production activities related to the oil and gas business are conducted jointly with others and the accounts reflect only Enterra’s interest therein.

(b)	Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances invested in short-term securities with original maturities less than 90 days at the date of acquisition.

(c)	Revenue recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from Enterra to its customers based on contracts which establish the price of products sold and when collection is reasonably assured.

(d)	Petroleum and natural gas properties

Enterra follows the “full cost” method of accounting for petroleum and natural gas properties.  All costs related to the exploration for and the development of oil and gas reserves are capitalized into one of two cost centers, Canada or the United States.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.

General and administrative costs are capitalized if they are directly related to development or exploration projects.

Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Repair and maintenance costs are expensed as incurred.

(e)	Impairment test

Enterra places a limit on the carrying value of property and equipment referred to as the ceiling test.  The ceiling test is conducted separately for each cost center, Canada and the United States.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value of the cost center.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects.  The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

(f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates.  The ceiling test calculation is based on estimates of reserves, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

The amounts recorded for financial derivatives are based on estimates of the price for oil and natural gas in future periods.  These estimates are subject to fluctuations in market prices and will impact the consolidated financial statements of future periods.

(g) Depletion and depreciation

The provision for depletion of petroleum and natural gas properties is calculated, by cost center, using the unit-of-production method based on the Enterra’s share of estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent units of crude oil using their approximate relative energy content.

Office furniture and equipment is depreciated on a 20% declining balance basis.

(h) Asset retirement obligations

Enterra initially recognizes a liability for the estimated fair value of the future retirement obligations associated with property and equipment.  The fair value of the estimated asset retirement obligations is recorded as a liability with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on the unit-of-production method based on proved reserves.  Enterra estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied.  As time passes, the change in net present value of the future retirement obligation is expensed through accretion.  Retirement obligations settled during the period reduce the future retirement liability.

(i) Income taxes

Enterra follows the asset and liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized based on the differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future tax assets are recognized to the extent they are more likely than not to be realized.

Enterra is a taxable entity under the Canadian Income Tax Act and is currently taxable only on income that is not distributed or distributable to the unitholders.  In 2007, changes to Canadian tax legislation resulted in a new tax on distributions from publicly traded income trusts commencing in 2011.  This has resulted in the recognition of future income taxes at the trust level.

(j) Financial instruments

• Enterra has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.
•
• Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument.  Measurement in subsequent years depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.
•
• Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading  financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income; and held to maturity financial assets, loans and receivables and other financial liabilities are measured at amortized cost.  Enterra currently has no available-for-sale financial instruments.
•
• Cash and cash equivalents are designated as held-for-trading and are measured at cost, which approximates fair value due to the short-term nature of these instruments.  Accounts receivable are designated as loans and receivables.  Accounts payable and accrued liabilities, the liability component of convertible debentures and long-term debt are designated as other financial liabilities.  All commodity contract assets and liabilities are derivative financial instruments designated as held-for-trading.

(k) Trust unit compensation plans

• Enterra has multiple unit based compensation plans, which are described in note 10.  Compensation expense associated with each unit based compensation plan is recognized in earnings over the vesting period of the plan with a corresponding increase in contributed surplus.  Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ capital.  Compensation expense is based on the estimated fair value of the unit based compensation at the date of grant.
•
(l) Foreign currency transactions

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions.  Monetary assets and liabilities denominated in foreign currencies are reflected in the financial statements at the Canadian equivalent at the rate of exchange prevailing at the balance sheet date.  Gains and losses are included in earnings.

The U.S. subsidiaries of Enterra are considered to be "self sustaining operations" and have a U.S. dollar functional currency.  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in unitholders’ equity.

(m) Per unit amounts

Per unit amounts are calculated using the weighted average number of units outstanding.  Enterra follows the treasury stock method to determine dilutive effect of options, warrants and other dilutive instruments.  Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations.  Convertible debentures are included in the calculation of diluted income per unit based on the number of trust units that would be issued on conversion of the convertible debentures at the end of the year and an add-back of the associated interest expense for the year as long as the conversion results in dilution to Enterra unitholders.

(n) Environmental liabilities

Enterra records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated.  The estimates, including legal costs, are based on available information using existing technology and enacted laws and regulations.  The estimates are subject to revision in future periods based on actual costs incurred or new circumstances.  Any amounts expected to be recovered from others, including insurance coverage, are recorded as an asset separate from the associated liability.

(o) Comparative figures
•
Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	New accounting standards

Effective December 31, 2009, Enterra adopted CICA issued amendments to Handbook Section 3862 “Financial Instruments – Disclosures”.  The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments.  Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels.

Future accounting policies and pronouncements

The CICA issued Handbook Section 1582 "Business Combinations" that replaces the previous business combinations standard.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date.  Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced.  In addition, the guidance generally requires all acquisition costs to be expensed.  Current standards allow for the capitalization of these costs as part of the purchase price.  This new Section also addresses contingent consideration, which will be required to be recognized at fair value on acquisition, and generally subsequently remeasured at each reporting period until settled.  Currently, standards require only certain contingent liabilities to be recognized.  The new guidance requires negative goodwill to be recognized in earnings rather than the current standard of deducting from non-current assets in the purchase price allocation.  This standard applies prospectively to business combinations on or after January 1, 2011 with earlier application permitted.  This standard will effect business combinations completed after the date of adoption.

The CICA issued Handbook Sections 1601 "Consolidated Financial Statements", and 1602 "Non-controlling Interests", which replaces existing guidance under Section 1600 "Consolidated Financial Statements".  Section 1601 establishes standards for the preparation of Consolidated Financial Statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary.  These standards will be effective for Enterra for business combinations occurring on or after January 1, 2011 with early application permitted.  Enterra currently does not anticipate these standards to have a significant impact on the financial statements as all of Enterra’s subsidiaries are wholly owned.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (“PAEs”), including Enterra.  On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS.  Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters.  Under these amendments, oil and gas companies can elect to use historical cost under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS.

4.	Long-term receivable

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner paid 100% of the drilling and completion costs to earn 70% of Enterra’s interest in each well and Enterra was required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal wells.  These infrastructure costs were recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a finance lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.  A director of Enterra who previously owned less than 2% of the outstanding shares of JV Partner no longer has any ownership interest in JV Partner.

In December 2009 Enterra delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Partner.  JV Partner was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Enterra but ceased drilling in February 2009 and has not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.  Enterra owns undeveloped land of approximately 41,600 acres which had been subject to the farm-out agreement which it now plans to drill on its own or with another suitable partner.  If amounts owing under the long-term receivable are not recovered from JV Partner, then the balance owing will be reclassified to the property, plant and equipment, net of impairment, if any, as the receivable relates to infrastructure assets which are majority owned and operated by Enterra.  A fee will be charged to JV Partner for use of the infrastructure assets upon termination of the existing arrangement as a capital recovery fee against production from the producing wells.  The recovery of this fee has been secured by placing liens against the producing wells.

As at December 31, 2009, a total of $16.7 million, split between $11.2 million of current receivables and $5.5 million of long-term receivables (December 31, 2008 – $10.8 million and $19.3 million, respectively), relate to infrastructure costs incurred by Enterra that are due from JV Partner.

For the year ended December 31, 2009, $2.7 million of interest income was earned on the long-term receivables from JV Partner (2008 – $1.7 million) and $11.0 million of principal payments have been received (2008 – $5.0 million).  For the year ended December 31, 2009, $1.7 million in new capital expenditures were made by Enterra that are expected to be recovered under the farm-out agreement (2008 – $20.0 million).

5.      Property, plant and equipment

(in thousands of Canadian dollars)	December 31, 2009	December 31, 2008
Petroleum and natural gas properties, including production and processing equipment	1,076,903	1,107,992
Accumulated depletion and depreciation	(677,666)	(616,338)
Net book value	399,237	491,654

For the Canadian operations, at December 31, 2009, costs of undeveloped land and seismic of $9.8 million (December 31, 2008 - $11.8 million) were excluded from and $1.8 million (December 31, 2008 - $3.0 million) of future development costs were added for purposes of the calculation of depletion expense.  For the U.S. operations, at December 31, 2009, costs of undeveloped land of $10.3 million (December 31, 2008 – $11.9 million) were excluded from and $67.6 million (December 31, 2008 - $3.7 million) of future development costs were added for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers in 2009 were $49.8 million and $35.3 million respectively (2008 – $61.7 million and $35.8 million, respectively).

During 2009, Enterra acquired additional working interests in certain wells in the Oklahoma area from non-operated working interest partners.  The combined consideration for the transaction was cash and cash equivalents of US$6.0 million and 2.0 million trust units.  The trust units issued on the acquisition were valued at $1.36 per unit, being the trading price of the units on the closing date of the acquisition.

During 2009, $1.6 million of general and administrative expenses (2008 – $1.8 million) and $0.3 million (2008 – $0.6 million) of unit-based compensation were capitalized and included in the cost of the petroleum and natural gas properties.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the benchmark prices used in the ceiling test calculation. The petroleum and natural gas prices are based on the December 31, 2009 commodity price forecast of Enterra’s independent reserve engineers.

Year	WTI Oil ($U.S./bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/MMBtu)	Henry Hub ($U.S./Mmbtu)	Foreign Exchange Rate (US$/CAD)
2010	80.00	83.20	6.05	6.05	0.950
2011	83.60	87.00	6.75	6.90	0.950
2012	87.40	91.00	7.15	7.30	0.950
2013	91.30	95.00	7.45	7.70	0.950
2014	95.30	99.20	7.80	8.15	0.950
2015	99.40	103.50	8.15	8.50	0.950
Escalate Thereafter	Average 2% per year	Average 2% per year	Average 2% per year	Average 2% per year	0.950

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at December 31, 2009 and 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the U.S. or Canadian cost centres in 2009 or 2008.

6.      Long-term debt

(in thousands of Canadian dollars)	December 31, 2009	December 31, 2008
Revolving credit facility	70,000	90,000
Operating credit facility	-	5,466
Long term debt	70,000	95,466
Less current portion of long-term debt	-	(95,466)
Non-current portion of long-term debt	70,000	-

In January 2010, Enterra’s Bank Syndicate completed a borrowing base review and affirmed the borrowing base to $110.0 million.  Included in the borrowing base of $110.0 million is an operating credit facility of $20.0 million.  The next scheduled annual review of the borrowing base is anticipated to be completed in the first half of 2010.  Changes to the amount of credit available may be made after this review is completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Enterra.  The maturity date of the revolving and operating credit facilities is June 25, 2010 and should the lenders decide not to renew the facility, the debt must be repaid on June 25, 2011.

Interest rates for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 3.00%, effective with the June 2009 renewal of the credit facilities.

As at December 31, 2009, all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 3.25% per annum (December 31, 2008 – 3.75%).  At December 31, 2009, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility (December 31, 2008 – $0.5 million).

Enterra is required to maintain several financial and non-financial covenants and an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the year ended December 31, 2009, the interest coverage ratio was 4.89 (2008 – 6.46).  Enterra is in compliance with the terms and covenants of the credit facilities as at December 31, 2009 and 2008.

At December 31, 2008, Enterra had a revolving extendible credit facility of $135.0 million which included an operating credit facility of $20.0 million.  Also as at December 31, 2008, Enterra had a second-lien credit facility with a maximum limit of $12.0 million which was undrawn and cancelled in June 2009 at Enterra’s option.
7.      Convertible debentures

On April 26, 2007, Enterra issued $40.0 million of convertible debentures with a face value of $1,000 per convertible debenture that mature on June 30, 2012, bear interest at 8.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to the bank credit facilities.  The convertible debentures are convertible at the option of the holder into trust units at any time prior to the maturity date at the conversion price of $6.80 per trust unit.  During 2009, $0.3 million in face value of these convertible debentures were converted (2008 – nil).

On November 21, 2006, Enterra issued $138.0 million of convertible debentures that mature on December 31, 2011, bear interest at 8% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to the bank credit facilities.  The convertible debentures are convertible at the option of the holder into trust units at any time prior to the maturity date at the conversion price of $9.25 per trust unit.  During 2009 and 2008, there were no conversions of these debentures.

At the option of Enterra, the repayment of the principal portion of the convertible debentures may be settled in trust units.  The number of trust units issued upon redemption by Enterra will be calculated by dividing the principal by 95% of the weighted average trading price of trust units.  The 8.25% convertible debentures are not redeemable on or before June 30, 2010 (8% - December 31, 2009). On or after July 1, 2010 and prior to maturity, the convertible debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a redemption price of $1,050 per convertible debenture on or after July 1, 2010  (8% - January 1, 2010) and, on or before June 30, 2011 (8% - January 1, 2010), at a redemption price of $1,025 per convertible debenture and on or after July 1, 2011  (8% - January 1, 2011) and prior to maturity, in each case, plus accrued and unpaid interest thereon, if any.

At December 31, 2009, Enterra had $80.2 million in 8% convertible debentures (2008 - $80.3 million) outstanding with an estimated fair value of $77.0 million (2008 - $50.6 million) and $39.6 million in 8.25% convertible debentures (2008 - $40.0 million) outstanding with an estimated fair value of $37.8 million (2008 - $25.4 million).

During Q2 2009, Enterra made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.00% convertible debentures and its 8.25% convertible debentures.  Under the normal course issuer bid, Enterra redeemed $0.1 million in convertible debentures during 2009.  The normal course issuer bid is effective until May 31, 2010.

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2007	76,032	35,660	111,692	3,977
Accretion	930	798	1,728	-
Balance, December 31, 2008	76,962	36,458	113,420	3,977
Accretion	995	893	1,888	-
Converted	-	(298)	(298)	(22)
Redeemed	(117)	(30)	(147)	(4)
Balance at December 31, 2009	77,840	37,023	114,863	3,951

8.      Asset retirement obligations

The asset retirement obligations were estimated by management based on Enterra’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At December 31, 2009, the asset retirement obligation is estimated to be $21.1 million (December 31, 2008 – $22.2 million), based on a total future liability of $38.5 million (December 31, 2008 - $39.2 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 17 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands of Canadian dollars)	2009	2008
Balance, beginning of year	22,151	29,939
Additions	51	223
Accretion expense	1,754	1,892
Acquisitions	24	-
Dispositions	-	(8,712)
Costs incurred	(2,533)	(1,771)
Foreign exchange	(392)	580
Balance, end of year	21,055	22,151

9.      Income taxes

The income tax provision differs from the amount of tax expense calculated by applying federal and provincial statutory tax rates to the income (loss) before taxes as follows:

(in thousands of Canadian dollars)	2009	2008
Income (loss) before income taxes	(58,876)	11,892
Combined Canadian federal and provincial income tax rate	29.2%	29.7%
Computed income tax expense (reduction)	(17,192)	3,532
Increase (decrease) resulting from:

Other non-deductible items	1,604	5,406
Difference between U.S. and Canadian tax rates and foreign exchange	166	2,528
Change in tax rates	749	(4,950)
Capital tax	-	344
Other	(2,921)	(2,029)
	(17,594)	4,831

The components of the net future income tax liability at December 31 were as follows:

(in thousands of Canadian dollars)	2009	2008
Future income tax assets:
Non-capital loss carry-forwards and other	25,175	42,867
Valuation allowance on non-capital losses	-	(16,612)
Asset retirement obligations	5,741	6,123
Attributed Canadian royalty income	1,317	1,317
Commodity contracts	212	-
Financing charges	740	480
	33,185	34,175
Future income tax liabilities:
Property, plant and equipment	(41,460)	(53,604)
Commodity contracts	(281)	(4,187)
Net future income tax liability	(8,556)	(23,616)
Current portion of net future income tax liability	(69)	(4,187)
Non-current portion of net future income tax liability	(8,487)	(19,429)

Non-capital loss carry-forwards, excluding those for which a valuation allowance has been taken, amongst Canadian and U.S. subsidiaries, totaled $85.3 million (2008 – $61.3 million) and expire from 2010 to 2026.

10.           Unitholders’ equity

Authorized trust units
An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.  Trust units can be redeemed to a cash limit of $0.1 million per year or a greater limit at the discretion of Enterra.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of Enterra and second by issuance of promissory notes by Enterra.

Issued trust units

(in thousands of Canadian dollars except unit amounts)	Number of Units	Amount
Balance at December 31, 2007	61,435,895	667,690
Issued under restricted unit plan	723,092	2,074
Unit issue costs	-	(97)
Balance at December 31, 2008	62,158,987	669,667
Issued under restricted unit plan	701,870	951
Issued under performance unit plan	194,774	448
Issued on property acquisition (note 5)	2,000,000	2,720
Issued on conversion of debentures	47,058	320
Balance at December 31, 2009	65,102,689	674,106

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2007	4,660
Trust unit option based compensation	110
Restricted and performance unit compensation	4,709
Transfer to trust units on restricted and performance unit exercises	(2,074)
Expired warrants	1,215
Balance at December 31, 2008	8,620
Trust unit option based compensation	106
Restricted and performance unit compensation	3,737
Transfer to trust units on restricted and performance unit exercises	(1,399)
Balance at December 31, 2009	11,064

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trust unit options

Enterra has granted trust unit options to its directors, officers and employees.  Each trust unit option permits the holder to purchase one trust unit at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years. At the time of grant, the exercise price is equal to the market price.  The forfeiture rate is estimated to be 60%.  The following options have been granted:

(in Canadian dollars, except for number of options)	2009		2008
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Options outstanding, beginning of year	1,042,000	$7.75	1,474,334	$14.51
Granted	-	-	210,000	2.81
Forfeited	(336,000)	10.17	(642,334)	21.65
Options outstanding, end of year	706,000	6.60	1,042,000	7.75
Options exercisable at end of year	676,000	$6.77	685,336	$8.45

(in Canadian dollars, except for number of options)
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$1.65 to $2.81	510,000	$2.13	1.97	480,000	$2.09
$15.49 to $17.74	146,000	16.53	1.36	146,000	16.53
$20.12 to $26.80	50,000	23.30	0.22	50,000	23.30
Balance at December 31, 2009	706,000	$6.60	1.72	676,000	$6.77

Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:

	2009	2008
Weighted-average fair value of options granted ($/option)	-	0.70
Risk-free interest rate (%)	0.5	2.5
Estimated hold period prior to exercise (years)	4	4
Expected volatility (%)	40	90
Expected cash distribution yield (%)	-	-

During 2009, Enterra did not grant any options (2008 – 210,000).

Restricted and performance units

Enterra has granted restricted and performance units to directors, officers, and employees.  Restricted units vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with trust units on the vesting dates of the restricted units.  The units granted are the product of the number of restricted units times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly distribution of Enterra divided by the five-day weighted average price of the trust units based on the New York Stock Exchange for the period preceding the distribution date.  Performance units vest at the end of two years and provide the holder with trust units based on the same multiplier as the restricted units as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on Enterra’s total unitholder return compared to its peers.  The forfeiture rate is estimated to be 16% for 2009 and 2008.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following restricted and performance units have been granted:

	Number of restricted units	Weighted-average grant date fair value	Number of performance units	Weighted-average grant date fair value
Units outstanding at December 31, 2007	1,057,483	$4.77	454,171	$6.29
Granted	2,070,683	3.77	-	-
Forfeited	(130,269)	4.37	-	-
Exercised	(718,111)	3.99	(279,773)	7.61
Units outstanding at December 31, 2008	2,279,786	$4.13	174,398	$4.17
Granted	337,337	1.64	-	-
Forfeited	(343,283)	3.38	(77,011)	6.53
Exercised	(669,515)	4.85	(97,387)	2.30
Units outstanding at December 31, 2009	1,604,325	$3.47	-	$-

The estimated value of the restricted units and performance units is based on the trading price of the trust units on the grant date.  For performance units the compensation cost is adjusted for the estimated payout multiple, which at December 31, 2009 was 2.0 based on Enterra’s total unitholder return compared to its peers (2008 – nil).

Reconciliation of earnings per unit calculations

For the year ended December 31, 2009
(in thousands of Canadian dollars except units and per unit amounts)	Loss	Weighted Average Units Outstanding	Per Unit
Basic and diluted	(41,282)	63,358,135	$(0.65)

For the calculation of the weighted average number of diluted units outstanding for 2009, all options, restricted and performance units and convertible debentures were excluded, as they were anti-dilutive to the calculation.

For the year ended December 31, 2008
(in thousands of Canadian dollars except units and per unit amounts)	Net Income	Weighted Average Units Outstanding	Per Unit
Basic	7,061	61,660,971	$0.11
Dilution effect from:
Restricted trust units		1,173,141
Trust unit options		177,433
Diluted	7,061	63,011,545	$0.11

For the calculation of the weighted average number of diluted units outstanding for 2008, 382,000 options, 174,398 performance units and all convertible debentures and warrants were excluded as they were anti-dilutive.

Trust unit savings plan

Enterra established a trust unit savings plan whereby it will match an employee’s contributions to the plan to a maximum of 9.0% of their salary.  Both the contributions of the employee and Enterra were used to purchase trust units on the Toronto Stock Exchange.  During the year ended December 31, 2009, Enterra expensed approximately $0.5 million (2008 - $0.4 million) relating to its contributions to the plan.

11.           Accumulated other comprehensive income (loss)

(in thousands of Canadian dollars)
Balance at December 31, 2007	(44,978)
Cumulative translation of self-sustaining operations	61,378
Foreign exchange gain realized	2,071
Balance at December 31, 2008	18,471
Cumulative translation of self-sustaining operations	(40,775)
Foreign exchange gain realized	(170)
Balance at December 31, 2009	(22,474)

Accumulated other comprehensive income (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

12.	Risk management

(a)  Fair value of financial instruments

Enterra classifies the fair value measurements of its financial instruments recognized at fair value in the balance sheet according to the following hierarchy based on the amount of observable inputs used to value the instrument.
•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable, long-term debt and accounts payable and accrued liabilities approximated fair value at December 31, 2009 and 2008 as the amounts were short term in nature or bore interest at floating rates.  The fair value of the convertible debentures is disclosed in Note 7.  These assets and liabilities are not presented in the following tables.

As at December 31, 2009, the only asset or liability measured at fair value on a recurring basis are respect to the commodity contracts.  The following tables provide fair value measurement information for such assets and liabilities as of December 31, 2009 and 2008.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As at December 31, 2009
			Fair Value Measurements Using:
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	993	993	-	993	-
Commodity contracts liability	(755)	(755)	-	(755)	-
Commodity contracts (net)	238	238	-	238	-

	As at December 31, 2008
			Fair Value Measurements Using:
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts	14,338	14,338	-	14,338	-

(b)  Financial risk management

In the normal course of operations, Enterra is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Enterra to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Enterra has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of Enterra.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Enterra to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.  Enterra’s process to manage changes in risks has not changed from the prior year.

(i) Market risks
Oil and gas commodity price risks
Enterra is exposed to fluctuations in natural gas and crude oil prices.  Enterra has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At December 31, 2009, the following financial derivative contracts are outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu
Fixed	Gas	5.71 (US$/mmbtu)	2,000 mmbtu	January 1, 2010 – March 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.36 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.50 ($/GJ)	2,000 GJ	January 1, 2010 – March 31, 2010
Fixed	Gas	6.22 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.70 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.30 US$/mmbtu	7,000 mmbtu	January 1, 2010 – December 31, 2010

Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
Fixed	Oil	88.00 ($/bbl)	300 bbl	January 1, 2010 – December 31, 2010
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

Enterra did not have any fixed price oil or gas physical contracts as at December 31, 2009.

Electricity commodity price risks
Enterra is subject to electricity price fluctuations in its operations and previously had entered into a forward fixed rate electricity derivative contract which expired on December 31, 2009.  Enterra does not have any forward fixed rate electricity derivative contracts as of December 31, 2009.

The gains (losses) during the period from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Year ended December 31, 2009	Year ended December 31, 2008
Realized commodity contracts gain	15,895	1,915
Unrealized commodity contracts gain (loss)	(14,127)	20,072
Net gain on commodity contracts	1,768	21,987

The following sensitivities show the impact to pre-tax net income for the year ended December 31, 2009 related to commodity contracts of the respective changes in crude oil prices, natural gas and electricity.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	153	(153)
Natural gas derivative contracts (mcf)	1,598	(1,598)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts (mcf)	92	(92)

Foreign exchange currency risks
Enterra is exposed to foreign currency risk as approximately 55% of its production is from the U.S. division.  In addition, the Canadian division has commodity derivatives denominated in U.S. dollars.  Enterra has not entered into any foreign exchange derivative contracts to mitigate its currency risks as at December 31, 2009.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars as at December 31, 2009:

(in thousands of dollars)	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	4,955	9,687
Accounts receivable	-	14,998
Long-term receivable (includes current portion)	-	15,877
Commodity contracts	-	(718)
Accounts payable	(328)	(13,942)
Net exposure	4,627	25,902

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Increase to pre-tax net income	93	-
Increase to other comprehensive income	-	518
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Decrease to pre-tax net income	(93)	-
Decrease to other comprehensive income	-	(518)

Interest rate risk
Interest rate risk arises on the outstanding long-term debt that bears interest at floating rates.  The results of Enterra are impacted by fluctuations in interest rates as its outstanding long-term debt carries floating interest rates.

Enterra has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at December 31, 2009.   The following sensitivities show the impact to pre-tax net income for the year ended December 31, 2009 of the respective changes in interest rates (increase / (decrease)) based on the average debt balance during the year.

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on long-term debt	790	(790)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk
Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Enterra does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	December 31, 2009	December 31, 2008
Accounts receivable – trade	15,398	39,178
Accounts receivable – joint venture	1,033	2,882
Accounts receivable – other	8,400	3,580
Allowance for doubtful accounts	(1,154)	(10,281)
	23,677	35,359
Current portion of long-term receivables	11,196	10,760
Long-term receivables	5,491	19,310
Commodity contracts	993	14,338
Should Enterra determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Enterra subsequently determines an account is uncollectible, the account is written off with a corresponding charge to allowance for doubtful accounts.

During 2009, Enterra recovered $2.1 million of an $8.5 million receivable that was fully provided for in 2008.  On July 22, 2008, SemGroup, a midstream and marketing company through which Enterra marketed a portion of its production, filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. and the Canadian units of SemGroup filed for protection under the Companies’ Creditors Arrangement Act.  In 2008, Enterra recorded a provision for receivables for the full amount owed by SemGroup of $8.5 million.  In 2009, Enterra recovered $2.1 million of the previously written off amount from SemGroup and management does not anticipate to recover any further amounts.

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at December 31, 2009	Trade	Joint Venture
Current	14,561	380
Over 30 days	60	356
Over 60 days	117	80
Over 90 days	660	217
	15,398	1,033

The credit quality of financial assets that are neither past due nor impaired has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids of Enterra comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Enterra takes the following precautions to reduce credit risk:

•	the financial strength of the counterparties is assessed;
•	the total exposure is reviewed regularly and extension of credit is limited; and
•	collateral may be required from some counterparties.

As described in note 4, Enterra has a long-term receivable with a joint venture partner.  The credit risk as a result of this arrangement is mitigated by the ability of Enterra to withhold a portion of the joint venture partner’s share of production until such time as the amounts receivable are paid.

(iii)  Liquidity risks
Liquidity risk is the risk that Enterra will not be able to meet its financial obligations as they are due.  Enterra mitigates this risk through actively managing its capital, which it defines as unitholders’ equity, convertible debentures and long-term debt less cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Enterra strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All financial liabilities have short-term maturities with the exception of the long-term debt (note 6) and the convertible debentures (note 7), as set out below:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2010	2011	2012	2013 – 2014	Total	Fair Value
Long-term debt (1)	-	70,000	-	-	70,000	70,000
Interest on long-term debt (2)	2,275	1,138	-	-	3,413	3,413
Convertible debentures	-	80,210	39,648	-	119,858	114,764
Interest on convertible debentures	9,688	9,688	1,635	-	21,011	21,011
Accounts payable & accrued liabilities	27,997	-	-	-	27,997	27,997
Commodity contracts	755	-	-	-	755	755
Total obligations	40,715	161,036	41,283	-	243,034	237,940
(1)  Assumes the credit facilities are not renewed on June 25, 2010.
(2)  Assumes an interest rate of 3.25% (the rate on December 31, 2009).

13.           Interest expense

During 2009 and 2008, Enterra’s interest expense was comprised of the following below.

(in thousands of Canadian dollars)	2009	2008
Interest on long-term debt	2,814	8,362
Interest on convertible debentures	11,607	11,454
Interest income	(2,960)	(2,350)
	11,461	17,466

14.           Commitments

During 2009, total rental expense was $1.1 million (2008 – $1.1 million).  Enterra has commitments for the following payments over the next five years:

(in thousands of Canadian dollars)	2010	2011	2012	2013 – 2014	Total
Office leases (1)	1,608	2,139	453	538	4,738
Vehicle and other operating leases	306	146	18	-	470
Total obligations	1,914	2,285	471	538	5,208
(1)  Future office lease commitments may be reduced by sublease recoveries totaling $1.1 million.

15.           Contingencies

Certain claims have been brought against Enterra in the ordinary course of business.  In the opinion of management, all such claims are adequately covered by insurance, or if not so covered, are not expected to materially affect its financial position.

ENTERRA ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.           Changes in non-cash working capital

(in thousands of Canadian dollars)	2009	2008
Accounts receivable	11,682	(15,728)
Prepaid expenses, deposits and other	(39)	311
Accounts payable and accrued liabilities	(9,952)	2,186
Foreign exchange on working capital	(1,788)	12,204
Changes in non-cash working capital	(97)	(1,027)
Changes in non-cash operating working capital	5,248	(5,492)
Changes in non-cash investing working capital	(5,345)	4,465

During the year ended December 31, 2009, Enterra paid interest of $9.6 million (2008 - $15.2 million) and no taxes (2008 – $0.3 million).

17.	Capital disclosures

The capital structure of Enterra consists of unitholders’ equity, convertible debentures, long-term debt and cash and cash equivalents as noted below.

(in thousands of Canadian dollars)	December 31, 2009	December 31, 2008
Components of capital:
Unitholders’ equity	219,046	294,416
Convertible debentures	114,863	113,420
Long-term debt	70,000	95,466
Less:
Cash and cash equivalents	(19,680)	(13,638)
	384,229	489,664

The objectives of Enterra when managing capital are:
•	to reduce debt, with the long term goal to improve the balance sheet;
•	to manage capital in a manner which balances the interest of equity and debt holders;
•	to manage capital in a manner that will maintain compliance with its financial covenants; and
•	to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future exploration and development.

Enterra manages its capital structure as determined by management and approved by the board of directors.  Adjustments are made to the capital structure based on changes in economic conditions and planned requirements.  Enterra has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or   balance equity, controlling the amount it returns to unitholders, and making adjustments to its capital expenditures program.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

(in thousands of Canadian dollars except for ratios)	December 31, 2009	December 31, 2008
Interest coverage (1):
Cash flow over the prior four quarters	61,288	116,911
Interest expenses over the prior four quarters	12,533	18,088
	4.89 : 1.00	6.46 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

As at December 31, 2009 and 2008, Enterra complied with the terms of the credit facilities.  There have been no changes to Enterra’s capital structure, objectives, policies and processes since December 31, 2008 other than the changes to its credit facilities as described in note 6.

18.           Segmented information

Enterra has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands of Canadian dollars)	2009	2008
Revenue
Canada	61,650	170,534
U.S.	65,178	104,963
	126,828	275,497
Property, plant and equipment
Canada	192,277	232,335
U.S.	206,960	259,319
	399,237	491,654

19.           Subsequent events

On January 18, 2010, Enterra Energy Trust announced that the Board of Directors of Enterra Energy Corp., on behalf of the Trust, unanimously approved the conversion of the Trust to a corporation to be named Equal Energy Ltd.  The corporate conversion will be subject to receipt of all required regulatory, stock exchange and Court of Queen's Bench of Alberta approvals including approval of at least 66 2/3 percent of the votes by unitholders present in person or by proxy in a duly convened special meeting of the Trust’s unitholders.  All regulatory approvals for Enterra’s conversion to a corporation are scheduled to be in place by late May 2010.

On January 28, 2010, Enterra entered into a purchase and sale agreement to acquire reserves and an interest in the Caroline Swan Hills Gas Unit # 1 and associated processing facilities.  The acquisition closed on March 8, 2010.  The purchase price, prior to adjustments, was $12.7 million.